Country Style Cooking Restaurant Chain Reports Fourth Quarter
and Fiscal Year 2011 Financial Results

4Q11 Revenues up 29.5% YoY to RMB272.4 Million

4Q11 Net Loss was RMB18.9 Million

4Q11 Adjusted Net Loss was RMB13.7Million

FY11 Revenues up 36.7% YoY to RMB1.0 Billon

FY11 Net Loss was RMB7.0 Million

FY11 Adjusted Net Income was RMB26.6Million

Chongqing, China, March 1, 2012 – Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking” or the “Company”), a fast-growing quick service restaurant chain in China, today announced its unaudited financial results for the fourth quarter and fiscal year 2011.

Fourth Quarter 2011 Financial Highlights

•	Revenues in the fourth quarter of 2011 were RMB272.4 million ($43.3 million), an increase of 29.5% from RMB210.3 million in the same quarter of 2010.
•	Comparable restaurant sales decreased by 1.8% from the same quarter of 2010. There were 108 restaurants in the comparison.
•	Restaurant level operating margin was 6.4%, a decrease of 910 basis points from a year ago.
•	Net loss for the fourth quarter 2011 was RMB18.9 million ($3.0 million), compared to net income of RMB14.1 million in the same quarter of 2010. Adjusted net loss (non-GAAP), which excludes share-based compensation expenses, was RMB13.7 million ($2.2 million), compared to adjusted net income (non-GAAP) of RMB16.3 million in the same quarter of 2010.
•	Basic and diluted net loss per American depositary share (“ADS”) was RMB0.73 ($0.12). Adjusted diluted net loss per ADS (non-GAAP), which excludes share-based compensation expenses, was RMB0.53 ($0.08). Each ADS represents four ordinary shares of the Company.
•	Total number of restaurants increased by 13 in the fourth quarter of 2011 to 199, covering 18 cities as of December 31, 2011, up from 131 as of December 31, 2010.

Fiscal Year 2011 Financial Highlights

•	Revenues in 2011 were RMB1.0 billion ($162.0 million), an increase of 36.7% from RMB745.9 million in 2010.
•	Comparable restaurant sales increased by 2.8% from 2010. There were 79 restaurants in the comparison.
•	Restaurant level operating margin was 14.5%, a decrease of 310 basis points from 2010.
•	Net loss in 2011 was RMB7.0 million ($1.1 million), compared to net income of RMB62.8 million in 2010. Adjusted net income (non-GAAP), which excludes share-based compensation expenses and a one-time income tax levy in the second quarter 2011, was RMB26.6 million ($4.2 million), decreased from adjusted net income of RMB68.5 million in 2010.
•	Basic and diluted net loss per ADS was RMB0.27 ($0.04). Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses and the one-time tax levy, was RMB1.01 ($0.16). Each ADS represents four ordinary shares of the Company.

Ms. Hong Li, chairman and chief executive officer of Country Style Cooking, commented, “We are pleased to have maintained steady revenue growth for the fourth quarter 2011, reaching our previous guidance despite the negative impact to our Chengdu restaurants sales following a short period of negative press coverage regarding sanitary issues at one of our restaurants in late November. During the fourth quarter 2011, we continued network expansion and added a net of 13 new restaurants, including our first restaurant in Yunnan Province and our second and third restaurants in Beijing. We are excited about the opportunities in these new markets and plan to further expand our footprint in these strategically important regional markets in 2012.”

Ms. Hong Li continued, “Along with encouraging revenue growth, unfortunately we have also incurred an operating loss. Factors contributing to this loss were increases in certain cost items and a targeted short-term sales promotion program that involved discounted food pricing. Our value lunch campaign in Sichuan, though successful in attracting increased customer volume and raising brand awareness, also resulted in squeezing our overall gross margin. Coupled with the short period of negative press coverage regarding sanitary conditions in one of our Chengdu restaurants, sales in around 60 Chengdu area restaurants dipped temporarily. I am pleased to report that sanitary issues have been addressed to the satisfaction of our customers, negative press coverage is no longer a significant issue, and the discount pricing campaign has smoothly concluded. We have learned tremendously from these developments and have implemented measures that we believe have put our company back on the path to growth with profitability.”

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“We are also especially happy that Adam Zhao has joined our senior management team as chief financial officer since the beginning of last month. Adam has over 15 years’ experience in corporate finance, including experience as chief financial officer, with private and U.S.-listed companies. He shares our vision for bringing increased financial discipline to support our company’s ongoing objectives for growth. We believe that Adam’s solid knowledge and in-depth experience will enhance our company’s financial management and internal controls, as well as support communications between investors and our company.”

Mr. Adam Zhao, chief financial officer of Country Style Cooking, added, “I am thrilled to have joined Country Style Cooking and am committed to helping our company more fully realize its potential as one of China’s leading quick service restaurant chains. Aware of the challenges facing Country Style Cooking during its expansion process in today’s inflationary macro-environment, I have confidence that growth can be achieved with improved cost management. I am working with other senior managers to develop various Key Performance Indicators (“KPI’s”) for different business departments. The KPIs are intended to provide staff with a clear understanding of their respective work objectives and how those tasks contribute to the overall success of the company. Through the KPI program and other initiatives, we hope not only to further cultivate employees’ enthusiasm but also to better monitor and control expenditures.”

Fourth Quarter 2011 Financial Performances

Revenues in the fourth quarter 2011 increased by 29.5% to RMB272.4 million ($43.3 million) from RMB210.3 million in the same period in 2010. The revenue growth was mainly driven by an increase in the number of restaurants. During the fourth quarter 2011, the Company opened a net of 13 new restaurants, bringing the total restaurant count to 199 as of December 31, 2011, compared to its total restaurant count of 131 as of December 31, 2010. Comparable restaurant sales decreased by 1.8% from the same quarter of 2010. There were 108 restaurants in the comparison.

Costs of food and paper increased by 41.5% to RMB140.4 million ($22.3 million) in the fourth quarter of 2011 from RMB99.2 million in the same quarter of 2010, primarily as a result of restaurant expansion and increased food costs. As a percentage of revenues, cost of food and paper increased to 51.5% in the fourth quarter of 2011 from 47.2% in the same quarter of 2010.

Restaurant wages and related expenses increased by 46.5% to RMB49.3 million ($7.8 million) in the fourth quarter of 2011 from RMB33.7 million in the same quarter of 2010, mainly due to increased headcount and wage levels. As a percentage of revenues, restaurant wages and related expenses increased to 18.1% in the fourth quarter of 2011 from 16.0% in the same period in 2010.

Restaurant rent expenses increased by 45.6% to RMB27.8 million ($4.4 million) in the fourth quarter of 2011 from RMB19.1 million in the same quarter of 2010. As with other expense categories, the increase primarily arose from expansion of the Company’s restaurant network. As a percentage of revenues, restaurant rental expenses increased to 10.2% in the fourth quarter of 2011 from 9.1% in the fourth quarter of 2010.

Restaurant utility expenses increased by 40.4% to RMB18.5 million ($2.9 million) in the fourth quarter of 2011 from RMB13.2 million in the same quarter of 2010, mainly due to the increase in the number of restaurants. As a percentage of revenues, restaurant utility expenses were 6.8% in the fourth quarter of 2011, down slightly from 6.3% in the fourth quarter of 2010.

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Other restaurant operating expenses increased by 50.6% to RMB18.8 million ($3.0 million) in the fourth quarter of 2011 from RMB12.5 million in the same quarter of 2010, primarily due to increased spending in warehousing, logistics and in-store promotions. As a percentage of revenues, other restaurant operating expenses increased to 6.9% in the fourth quarter of 2011 from 5.9% in the fourth quarter of 2010.

Restaurant-level operating margin was 6.4% in the fourth quarter 2011, a decrease of 910 basis points over the same period in 2010. The decrease was primarily driven by the “value lunch” campaign and the large number of newly-opened restaurants, where operations take time to ramp up to higher levels of profitability.

Selling, general and administrative (SG&A) expenses increased by 132.5% to RMB22.7 million ($3.6 million) in the fourth quarter of 2011, compared to RMB9.8 million in the same period in 2010, reflecting more sales and marketing activities during the fourth quarter of 2011 and increased spending on administrative staff cost, including higher share-based compensation expenses. Share-based compensation expenses included in SG&A amounted to RMB4.0 million ($0.6million) in the fourth quarter of 2011, compared to RMB1.8 million in the fourth quarter of 2010. As a percentage of revenues, SG&A expenses increased to 8.3% in the fourth quarter 2011 from 4.6% in the same quarter of 2010.

Depreciation expense for the fourth quarter 2011 amounted to RMB12.1 million ($1.9 million), representing an increase of 83.9% as compared to RMB6.6 million in the same quarter of 2010, primarily because of the increase in total fixed assets as a result of restaurant network expansion. As a percentage of revenues, depreciation expense increased to 4.4% in the fourth quarter of 2011 from 3.1% in the same quarter of 2010.

Pre-opening expense for the fourth quarter 2011 amounted to RMB6.0 million ($1.0 million), representing an increase of 136.1% as compared to RMB2.5 million in the same quarter of 2010, primarily because of the expansion in the Company’s restaurant network. As a percentage of revenues, pre-opening expense increased to 2.2% in the fourth quarter of 2011 from 1.2% in the same quarter of 2010.

Impairment charges were RMB0.8 million ($0.1 million) in the fourth quarter of 2011, representing costs related to asset impairment charges in an underperforming restaurant.

Loss from operations for the fourth quarter 2011 was RMB24.0 million ($3.8 million), compared to an income from operations of RMB11.7 million in the same period in 2010.

Income tax expenses in the fourth quarter of 2011 decreased by 115.7% to a reverse of RMB0.3 million ($0.05 million) from RMB2.1 million in the same period in 2010.

As previously disclosed, the Company recognized a one-time additional income tax (“EIT”) of RMB17.8 million ($2.8 million) in the second quarter of 2011, which related to the change in the tax rate applicable Chongqing subsidiary, from the preferential EIT rate of 15% (the “Preferential Tax Treatment”), to the standard EIT rate of 25%, for each of the three years ended December 31, 2008, 2009 and 2010. Of the total additional EIT, RMB6.4 million ($1.0 million) relevant to 2009 was paid during the third quarter of 2011 in accordance with instructions received from the local tax authority.

In February 2012, the State Tax Bureau in Chongqing issued a written notice to the company which confirmed that the Company’s Chongqing subsidiary would be permitted to apply the Preferential Tax Treatment for each of the three years ended December 31, 2008, 2009 and 2010. Further, the local tax authority has refunded the additional EIT of RMB6.4 million paid by the Company The Company believes this determination by the tax authorities, which represents a reversal of an earlier decision taken, is analogous to a settlement of tax position in a tax examination which is a non-recognized subsequent event under and as such shall not be recognized prior to February 2012.

Net loss was RMB18.9 million ($3.0 million), compared to net income of RMB14.1 million in the fourth quarter of 2010. Adjusted net loss (non-GAAP), which excludes share-based compensation expenses, was RMB13.7 million ($2.2 million) in the fourth quarter of 2011 compared to adjusted net income of RMB16.3 million in the fourth quarter of 2010.

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Basic and diluted net loss per ADS was RMB0.73 ($0.12) in the fourth quarter of 2011, compared to diluted net income per ADS of RMB0.52 in the fourth quarter of 2010. Adjusted diluted net loss per ADS (non-GAAP), which excludes share-based compensation expenses, was RMB0.53 ($0.08) in the fourth quarter of 2011, compared to adjusted diluted net income of RMB0.61 in the fourth quarter of 2010. The Company had approximately 26.0 million weighted average diluted ADSs outstanding during the quarter ended December 31, 2011.

EBITDA loss (non-GAAP), defined as net loss before interest, income tax expense, depreciation and amortization, was RMB12.5 million ($2.0 million) in the fourth quarter of 2011, compared to EBITDA (non-GAAP) RMB19.7 million from the same quarter of 2010. Adjusted EBITDA loss (non-GAAP), defined as EBITDA loss excluding foreign exchange loss, other income, impairment charges, goodwill write-off and share-based compensation, was RMB5.6 million ($0.9 million) in the fourth quarter of 2011, compared to Adjusted EBITDA of RMB22.6 million in the same quarter of 2010.

As of December 31, 2011, the Company had cash, cash equivalents and short-term investments of RMB517.5 million ($82.2 million), compared to RMB613.3 million as of December 31, 2010.

Net cash provided by operating activities was RMB62.6 million ($9.9 million) in the twelve months ended December 31, 2011, down from RMB89.8 million in the same period in 2010.

Outlook

For the full year 2012, the Company plans to open around 70 new restaurants. For the first quarter of 2012, the Company currently estimates that its revenues will be between RMB270 million ($42.9 million) and RMB280 million ($44.5 million), representing a year-over-year growth of between approximately 21.3% and 25.8%.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

Definitions

The following definitions apply to these terms used throughout this release:

Comparable restaurants are defined as restaurants that were open throughout the periods under comparison. A restaurant is included in the comparison once it has been in operation for 12 full months before the start of the quarter. Comparable restaurants exclude (i) restaurants whose operational area has increased or decreased by more than 5% during the periods under comparison and (ii) restaurants that were closed for more than 5% of total days in any period under comparison.

Restaurant level operating margin represents total revenue less restaurant operating costs (including food and paper, restaurant wages and related expenses, restaurant rent expenses, restaurant utilities expenses and other restaurant operating expenses), expressed as a percent of total revenues.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars in this announcement were made at the noon buying rate of RMB6.2939 to US$1.00 on December 30, 2011 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

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Conference Call

The Company will host a conference call at 7:30 pm, Eastern Time on March 1, 2012, which is 8:30 am, Beijing Time on March 2, 2012, to discuss fourth quarter and full year 2011 results and answer questions from investors. Listeners may access the call by dialing:

US:	+1-718-354-1231
International:	+65-6723-9381
Hong Kong:	+852-2475-0994
China Domestic:	+800-819-0121
China Domestic Mobile:	+400-620-8038

Passcode:	52711388

A live and archived webcast of the conference call will be available at http://ir.csc100.com

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Adam Zhao

Chief Financial Officer

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Rob Koepp

Phone: +86-10-6583-7516 or +1-646-328-2520

E-mail: robert.koepp@icrinc.com

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures by the SEC: adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We define adjusted net income as net income excluding the one-time tax levy (applicable to the second quarter 2011 and full year 2011 only) and share-based compensation expenses. We define adjusted diluted earnings per ADS as diluted earnings per ADS excluding one-time tax levy (applicable to second quarter 2011 and full year 2011 only) and share-based compensation expenses. We define EBITDA as earnings before interest, income tax expense, depreciation and amortization. We define adjusted EBITDA as EBITDA excluding foreign exchange gain or loss, other income or expense, impairment charges, goodwill write-off and share-based compensation. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to Non-GAAP Financial Measures” set forth at the end of this release.

The Company believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance and liquidity. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of this information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance.

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One of the limitations of using adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA is that they do not include all items that impact the Company’s net income for the relevant periods. A limitation of using these non-GAAP measures is that they exclude certain items including share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in our business. It also excludes the one-time tax levy that has a direct cash-flow impact on our business. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA, adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and adjusted EBITDA in the same manner as the Company does. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter 2012, the new restaurant opening plan for full year 2012 and quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding our ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. Country Style Cooking does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

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Condensed Consolidated Balance Sheets

(Amounts in thousands, except shares data)

(Unaudited)

	As of December 31
	2010	2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	612,583	327,546	52,042
Short term investments	734	190,000	30,188
Due from related parties	100	100	16
Inventories	24,951	48,442	7,697
Prepaid rent	6,569	10,674	1,696
Prepaid expenses and other current assets	16,155	15,078	2,396
Deferred income taxes-current	639	1,862	296
Total current assets	661,731	593,702	94,331
Property and equipment, net	188,699	298,125	47,367
Goodwill	6,286	6,019	956
Deferred income taxes - non current	3,067	6,233	990
Deposits for leases - non current	10,020	16,695	2,653
Total assets	869,803	920,774	146,297

Current liabilities:
Accounts payable	34,204	43,702	6,944
Deferred revenue	2,824	4,303	684
Due to related parties	560	-	-
Accrued payroll	15,292	22,764	3,617
Income tax payable	6,526	17,554	2,789
Other liabilities	31,013	37,717	5,992
Total current liabilities	90,419	126,040	20,026
Deferred rent - non current	8,871	12,678	2,014
Prepaid subscription - non current	678	391	62
Advanced receipts from depositary bank - non current	3,743	3,768	599
Total liabilities	103,711	142,877	22,701

Equity:
Ordinary shares, $0.001 par value, 1,000,000,000 authorized, 103,080,000 and 103,844,239 issued and outstanding as of December 31, 2010 and 2011, respectively	736	741	118
Additional paid-in capital	682,577	702,995	111,695
Accumulated other comprehensive loss	(6,603)	(8,264)	(1,313)
Retained earning	89,382	82,425	13,096
Total equity	766,092	777,897	123,596

Total liabilities and equity	869,803	920,774	146,297

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Condensed Consolidated Statements of Operations

(Amounts in thousands, except shares, per share and per ADS data)

(Unaudited)

	For the three months ended December 31,
	2010		2011
	RMB	%	RMB	%	US$

Revenue - restaurant sales	210,301	100.0	272,368	100.0	43,275
Costs and expenses:
Restaurant expenses:
Food and paper	99,159	47.2	140,359	51.5	22,301
Restaurant wages and related expenses[1]	33,666	16.0	49,320	18.1	7,836
Restaurant rent expense	19,112	9.1	27,826	10.2	4,421
Restaurant utilities expense	13,172	6.3	18,488	6.8	2,937
Other restaurant operating expenses	12,493	5.9	18,817	6.9	2,990
Selling, general and administrative expenses[1]	9,770	4.6	22,713	8.3	3,609
Pre-opening expense	2,543	1.2	6,003	2.2	954
Depreciation	6,577	3.1	12,095	4.4	1,922
Impairment charges	2,087	1.0	750	0.3	119
Total operating expenses	198,579	94.4	296,371	108.7	47,089

Income/(loss) from operations	11,722	5.6	(24,003)	(8.7)	(3,814)

Interest income	2,991	1.4	5,382	2.0	855
Foreign exchange loss	(2,745)	(1.3)	(1,089)	(0.4)	(173)
Other income	4,188	2.0	449	0.2	71
Income/(loss) before income taxes	16,156	7.7	(19,261)	(6.9)	(3,061)

Income tax expense/(benefit)	2,060	1.0	(324)	(0.1)	(51)
Net income/(loss)	14,096	6.7	(18,937)	(6.8)	(3,010)

Basic net income/(loss) per share	0.14		(0.18)		(0.03)
Diluted net income/(loss) per share	0.13		(0.18)		(0.03)
Basic net income/(loss) per ADS	0.56		(0.73)		(0.12)
Diluted net income/(loss) per ADS	0.52		(0.73)		(0.12)
Basic weighted average ordinary shares outstanding	103,032,000		103,826,324		103,826,324
Diluted weighted average ordinary shares outstanding	106,408,994		103,826,324		103,826,324

1 Includes share-based compensation expenses of RMB2.2 million and RMB5.3 million ($0.8 million) for the three months ended December 31, 2010 and 2011, respectively.

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Condensed Consolidated Cash Flow Statements

(Amounts in thousands)

(Unaudited)

	Year ended December 31
	2010	2011
	RMB	RMB	US$
Operating activities:
Net income/(loss)	62,810	(6,957)	(1,105)
Adjustments to reconcile net income to net cash provided from operating activities:
Loss on disposals of property and equipment	358	1,432	228
Impairments	2,087	6,396	1,016
Goodwill write-off	-	267	42
Depreciation	21,288	38,274	6,081
Deferred income taxes	(2,046)	(4,572)	(726)
Gain on forward contracts	-	734	117
Share based compensation	5,720	15,818	2,513
Changes in operating assets and liabilities:
Due from related parties	8,912	-	-
Inventories	(10,022)	(23,491)	(3,732)
Prepaid rent	(2,712)	(4,105)	(652)
Prepaid expense and other current assets	(9,987)	1,077	171
Deposits for leases	(4,071)	(6,675)	(1,061)
Accounts payable	2,898	9,498	1,509
Deferred revenue	1,567	1,479	235
Due to related parties	355	(560)	(89)
Accrued payroll	5,403	7,472	1,187
Income taxes payable	(1,165)	11,028	1,752
Deferred rent	3,763	7,073	1,124
Other current liabilities	4,640	8,398	1,334
Net cash provided by operating activities	89,798	62,586	9,944
Investing activities:
Restaurant and office space capital expenditures	(116,792)	(159,081)	(25,275)
Proceeds from disposal	-	948	151
Purchase of short-term investment	-	(290,000)	(46,076)
Withdraw of short-term investment	-	100,000	15,888
Net cash used in investing activities	(116,792)	(348,133)	(55,312)
Financing activities:
Dividend paid to Series A convertible preferred shares	(3,946)	-	-
Proceeds from exercise (early exercise) of employee stock options	2,833	3,085	490
IPO proceeds	589,672	-	-
Offering expense	(16,905)	(891)	(142)
Net cash provided by financing activities:	571,654	2,194	348
Effect of exchange rate	(2,772)	(1,684)	(268)
Net increase/(decrease) in cash and cash equivalents	541,888	(285,037)	(45,288)
Cash and cash equivalents, beginning of period	70,695	612,583	97,330
Cash and cash equivalents, end of period	612,583	327,546	52,042

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Supplementary Metrics - Reconciliations of GAAP to Non-GAAP Financial Measures

(Amounts in thousands, except ADSs and per ADS data)

	Three months ended December 31,
	2010	2011
	RMB	RMB	US$

Net income/(loss)	14,096	(18,937)	(3,010)
Share-based compensation expenses:
Restaurant wages and related expenses	482	1,265	201
Selling, general and administrative expenses	1,761	4,012	637
Adjusted net income/(loss) (non-GAAP)	16,339	(13,660)	(2,172)

Diluted net income/(loss) per ADS	0.52	(0.73)	(0.12)
Adjusted diluted net income/(loss) per ADS (non-GAAP)	0.61	(0.53)	(0.08)
Diluted weighted average ADSs outstanding[1]	26,602,249	25,956,581	25,956,581

	Three months ended December 31,
	2010	2011
	RMB	RMB	US$

Net income/(loss)	14,096	(18,937)	(3,010)
Income tax expense/(benefit)	2,060	(324)	(51)
Interest income	(2,991)	(5,382)	(855)
Depreciation and amortization	6,577	12,095	1,922
EBITDA (Non-GAAP)	19,742	(12,548)	(1,994)

EBITDA (Non-GAAP)	19,742	(12,548)	(1,994)
Foreign exchange loss	2,745	1,089	173
Other income/(loss)	(4,188)	(449)	(71)
Impairment charges	2,087	750	119
Goodwill write-off	-	267	42
Share-based compensation expenses
Restaurant wages and related expenses	482	1,265	201
Selling, general and administrative expenses	1,761	4,012	637
Adjusted EBITDA (Non-GAAP)	22,629	(5,614)	(893)

1 Diluted weighted average ADSs outstanding during the quarter ended December 31, 2011 excludes the ADSs issuable upon the assumed exercise of options or vesting of restricted shares amounting to1,864,866, as their effective would be anti-dilutive.

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Supplementary Metrics - Reconciliations of GAAP to Non-GAAP Financial Measures (continued)

(Amounts in thousands, except ADSs and per ADS data)

	Year ended December 31,
	2010	2011
	RMB	RMB	US$

Net income/(loss)	62,810	(6,957)	(1,105)
Share-based compensation expenses:
Restaurant wages and related expenses	1,499	3,351	532
Selling, general and administrative expenses	4,222	12,467	1,981
One-time tax levy	-	17,769	2,823
Adjusted net income (non-GAAP)	68,531	26,630	4,231

Diluted net income/(loss) per ADS	2.84	(0.27)	(0.04)
Adjusted diluted net income per ADS (non-GAAP)	3.08	1.01	0.16
Diluted weighted average ADSs outstanding[1]	17,622,858	25,896,004	25,896,004

	Year ended December 31,
	2010	2011
	RMB	RMB	US$

Net income/(loss)	62,810	(6,957)	(1,105)
Income tax expense	14,551	37,895	6,021
Interest income	(3,465)	(17,226)	(2,737)
Depreciation and amortization	21,288	38,274	6,081
EBITDA (Non-GAAP)	95,184	51,986	8,260

EBITDA (Non-GAAP)	95,184	51,986	8,260
Foreign exchange loss	2,715	15,466	2,457
Other income/(loss)	(6,893)	(9,403)	(1,494)
Impairment charges	2,087	6,396	1,016
Goodwill write-off	-	267	42
Share-based compensation expenses
Restaurant wages and related expenses	1,499	3,355	533
Selling, general and administrative expenses	4,222	12,463	1,981
Adjusted EBITDA (Non-GAAP)	98,814	80,530	12,795

1 Non-GAAP adjusted diluted weighted average ADSs outstanding during year ended December 31, 2011 is 26,477,095 ADS including the weighted average ADSs of options amounting to 581,091 ADS, which were not included in the calculation of GAAP diluted net loss per ADS as their effective would be anti-dilutive.

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